[NAM TAI ELECTRONICS, INC. LOGO]                                    NEWS RELEASE
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REPRESENTED BY PAN PACIFIC I.R. LTD.                     CONTACT:  Lorne Waldman
1790 - 999 WEST HASTINGS STREET                                        President
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL: (604) 669-7800 FAX: (604) 669-7816           WEB: www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831


                           NAM TAI ELECTRONICS, INC.
                        Changes to the Board of Directors

VANCOUVER, CANADA -- July 5, 2005 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE) announced that Mr. Tadao Murakami, due to personal health reasons, has resigned as the non-executive Chairman of the Company after 21 years of distinguished services to Nam Tai, with immediate effect. He will continue to serve as a consultant for the Company.

Mr. Murakami has served Nam Tai in various executive and non-executive capacities since 1984. He became the Company's Secretary and a Director in November 1989. In June 1989, he was appointed the Company's President. Mr. Murakami assumed the position of Vice-Chairman in January 1996, and Chairman from September 1998 until February 2002, when he became a non-executive Chairman of the Board, until now.

"I would like to thank Mr. Murakami for making an outstanding contribution to Nam Tai during his long career with us. During his time with the Company, he has made significant contributions to ensure the success of our business operations, as well as to secure strong foundations for the Company's future growth," said Mr. Joseph Li, Chief Executive Officer of Nam Tai. "He leaves Nam Tai with a strong senior management team in place. Currently, all of the businesses of Nam Tai are run by its three subsidiary groups and each subsidiary group has a different team of independent senior management."

Following the change, the Nam Tai's Board of Directors now comprises of 6 directors. The Board of Directors will commence the selection of a new Chairman among themselves and will issue a further announcement at the appropriate time. Currently, Mr. Koo Ming Kown, non-executive director of the Company, will assume the position of the acting Chairman.

About Nam Tai Electronics, Inc.
-------------------------------

We are an electronics manufacturing and design services provider to a select group of the world's leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators, digital camera accessories and Bluetooth TM wireless headset accessory for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited


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("NTEEP") and J.I.C. Technology Company Limited ("JIC"). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock code of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely upon reliance on such information.




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